

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2018

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

> **Re:** **Consolidated-Tomoka Land Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 9, 2018 by Wintergreen Partners Fund, LP, Wintergreen Advisers, LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho**
> **File No. 001-11350**

Dear Ms. Cohernour:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your letter to shareholders you state that the Partnership, the Fund, the Master Fund, the Adviser and the Wintergreen Nominees are participants in the solicitation. Disclosure on page 22 states that the participants in the solicitation are the Partnership, the Adviser and the Wintergreen Nominees. Please revise your disclosure so that it is consistent when describing the participants in the solicitation.

2. Disclosure indicates that shareholders should contact your proxy solicitation firm if they are interested in voting for Wintergreen Nominees and certain of the Company's director nominees. Please advise us how your proxy solicitation firm will facilitate shareholders' ability to vote for the Wintergreen Nominees and certain of the Company's director nominee

Proposal 1 – Election of Directors, page 12

3. Disclosure indicates that Wintergreen is only proposing to elect three director nominees notwithstanding that seven directors will be elected at the annual meeting. Please revise to disclose that by using Wintergreen's proxy card, shareholders will be disenfranchised from voting with respect to four directors.

4. Disclosure on page 15 regarding Proposal 5 states that Wintergreen is seeking the authority to vote "FOR" the approval of a proposal requesting that the Board take immediate steps to narrow the discount between NAV and the Company's share price by hiring an independent, previously unaffiliated, adviser to maximize shareholder value by evaluating all options for the Company. Disclosure in the second paragraph on page 14, which describes the steps that the Wintergreen Nominees will take to narrow the discount between the Company's published NAV and the Company's share price does not include hiring an independent, previously unaffiliated, adviser to maximize shareholder value by evaluating all options for the Company. Please revise your disclosure to reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

5. Disclosure on page 14 states that the Wintergreen Nominees will take immediate steps to improve the Company's often inconsistent disclosure. Please revise this disclosure to make clear that it is your opinion or belief that the Company's disclosure is often inconsistent.

Proposal 3 – Advisory Vote to Approve Executive Compensation, page 14

6. Disclosure on page 14 states "[t]he current compensation structure awards management both for the sale of low basis land in a bull market, and again for closing the same land sales – in effect management is rewarded twice for the same transaction." Please provide additional support for this particular statement.

Proposal 4 – Approval of an Amendment to the Company's Amended and Restated…, page 15

7. Disclosure on page 15 states that it is contrary to the stated purpose of stock awards for the management recipient of such awards to sell the stock underlying such awards as soon as the award vests. Please provide additional information regarding why selling stock underlying stock awards when the award vests is contrary to the stated purpose of the stock awards.

Votes Required for Approval, page 21

8. Please state the effect of abstentions on Proposals 3, 4 and 5 and the effect of broker non-votes. See Item 21(b) of Schedule 14A.

Proposal 4 – Approve an amendment to the Consolidated-Tomoka Land Co…., page 21

9. Please state the vote that is required to approve the amendment to the Consolidated-Tomoka Land Co. Amended and Restated 2010 Equity Incentive Plan. Please see Item 21(a) of Schedule 14A.

Other Participant Information, page 22

10. Please provide the information required by Item 5(b)(1)(xii) of Schedule 14A.

Form of Proxy

11. Please revise to clearly mark the form of proxy as preliminary. See Rule 14a-6(e)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Edward Horton
        Seward & Kissel LLP